SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Unify Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90474320
(CUSIP Number)

Scott A. Shuda

BlueLine Catalyst Fund IX, LP
c/o BlueLine Management Company
319 Diablo Road, Suite 200
Danville, California 94526

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

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CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Catalyst Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,314
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,843
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 162,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 162,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 147,748
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 147,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 823,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 823,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 147,748
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 147,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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CUSIP No. 904743200

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). Meridian OHC L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,885
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,885
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D relates to Common Stock (the “Common Stock”) of Unify Corporation (the “Company”) with its principal executive offices located at 1420 Rocky Ridge Drive, Suite 380 Roseville, CA 95661.

Item 2.  Identity and Background

(a)– (b)
This statement is filed on behalf of BlueLine Catalyst Fund IX, LP (“Cat 9”), BlueLine Capital Partners, LP (“BCP I”), BlueLine Capital Partners II, LP (“BCP II”), BlueLine Capital Partners III, LP  “BCP III”), BlueLine Partners, L.L.C. (“BLGP I”), and BlueLine Partners II, L.L.C. (“BLGP II” and, together with the above entities, the “BlueLine Entities”) and Meridian OHC LLC (“Meridian” and, together with the BlueLine Entities, the “Reporting Entities”).  BLGP I is the sole general partner of Cat 9, BCP I, BCP II and has an interest in the profits of those funds.  BLGP II is the sole general partner of BCP III and has an interest in the profits of that fund.  Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners, L.L.C. and BlueLine Partners II, L.L.C.   Messrs. Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”).  John Steven Kraus is Managing Director of Meridian.  Mr. Kraus disclaims beneficial ownership for purposes of Rule 13d-3 under the Act.  The address of each of the BlueLine Entities is c/o BlueLine Management Company, 319 Diablo Road, Suite 200, Danville, California 94526.  The address of Messrs. Shuda and Bacci is 325 N. St. Paul, 35th Floor, Dallas, Texas 75201.  The address of Meridian and Mr. Kraus is 138 Rowayton Avenue, Rowayton, Connecticut 06853.

(c)
Each of Cat 9, BCP I, BCP II and BCP III is a private investment limited partnership. The principal business of each of BLGP I and BLGP II is to serve as investment manager to a variety of private investment funds and to control the investing and trading in securities of these private investment funds.  The principal business of Messrs. Shuda and Bacci is to act as Managing Directors of BlueLine Partners.  Meridian is a private investment limited liability company.  The principal business of Mr. Kraus is to act as Managing Director of Meridian.

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(d)	None of the Reporting Entities nor Messrs. Shuda, Bacci or Kraus has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Entities nor Messrs. Shuda, Bacci or Kraus has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of Cat 9, BCP I, BCP II and BCP III is a Delaware limited partnership.  Each of BLGP I, BLGP II and Meridian is a Delaware limited liability company.  Messrs. Shuda, Bacci and Kraus are each U.S. citizens.

Item 3.  Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,018,516 shares of the Common Stock (the “Shares”).  The Shares were acquired by the Reporting Entities in transactions related to the acquisition by the Company of AXS-One, Inc. on June 30, 2009 and in open market purchases.

Item 4.  Purpose of the Transaction

No change.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date of this Amendment No. 2 to Schedule 13D, each of the Reporting Entities may be deemed to own 1,018,516 shares of Common Stock.  These shares represent approximately 7.0% of the shares of Common Stock outstanding based on 14,577,277 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-K for the year ended January 31, 2011 filed with the Securities and Exchange Commission on March 15, 2011.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)	As of the date of this Amendment No. 2 to Schedule 13D, the Reporting Entities beneficially own 1,018,516 shares of Common Stock.

(c)
Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference.  All of the transactions set forth in Exhibit B were open market transactions for cash.

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(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

1.
Exhibit A – Joint Filing Agreement dated March 24, 2011, signed by each of the Reporting Entities in order to confirm that this Amendment No. 2 to Schedule 13D is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March

BlueLine Catalyst Fund IX, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

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BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners II, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian OHC L.L.C.

By: /s/ John Steven Kraus
Name:  John Steven Kraus
Title:    Managing Director

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EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  March 24, 2011

BlueLine Catalyst Fund IX, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

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BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners II, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian OHC L.L.C.

By: /s/ John Steven Kraus
Name:  John Steven Kraus
Title:    Managing Director

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EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

	Cat 9		Meridian
Date	No of Shares	Price Per Share	No of Shares	Price Per Share
3/18/2011	7,216	$2.50	3,500	$2.50
3/21/2011	6,750	$2.53
3/22/2011	21,134	$2.50	5,000	$2.55
3/22/2011			5,000	$2.44
3/23/2011	9,214	$2.50

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